EXHIBIT 99.1

February  14, 2011

Apco Oil & Gas International Inc.
P. 0. Box 2400 MD 26-4
Tulsa, Oklahoma  74102

Attn:    Mr. Thomas  Bueno
             President  and COO

Re: Total Estimated Reserves and Non Escalated
Future Net Revenue Remaining as of December 31, 2010
Neuquen, Rio Negro and Tierra Del Fuego Provinces, Argentina

Dear Mr. Bueno:

At  your  request  the  firm  of  Ralph  E. Davis  Associates, Inc.  of  Houston,  Texas  (Davis)   has audited  certain estimates of oil and natural gas reserves as prepared by Apco Oil & Gas International Inc. (Apco). Davis has reviewed and certifies the estimates and in our opinion the reserves meet the criteria for proved   reserve volumes in  keeping  with  the  directives of  the Securities  Exchange Commission as detailed  later in this report.

The reserves are attributable to an interest ownership position held by Apco in propet1ies that are located within the Neuquen, Rio Negro and Tierra Del Fuego Provinces of Argentina  and include seven concession areas.  The areas in the Rio Negro  Province  are the Agua  Amarga  Concession, Coiron Amargo Concession and parts of the Entre Lomas Concession. The areas in the Neuquen Province are the Bajada del Palo Concession and parts of the Entre Lomas  Concession. The areas in the Tierra Del Fuego Province  are the Angostura Concession, the Las Violetas Concession and the Rio Cullen  Concession. This report presents  the proved  developed producing, non-producing and undeveloped reserves  remaining  to be produced  as of December 31,  2010.

Davis  has  reviewed  100%  of  Apco's proved  developed  and  undeveloped properties located  in above mentioned  concession areas  within  Argentina.  It is our understanding that these properties represent  approximately ninety-three percent, of Apco's oil and gas assets  that may be classified as proved as per the Securities Exchange Commission directives.

The reserves  associated with this  review  have been classified  in accordance with the definitions of  the Securities  and  Exchange Commission as found  in Part  210-  Form  and  Content  of  and Requirements for Financial  Statements, Securities Act of 1933, Securities  Exchange Act of 1934.

1717 St. James Place, Suite 460	Houston, Texas 77056	Office 713-622-8955	Fax 713-626-3664	www.ralphedavis.com
Worldwide Energy Consultants Since 1924

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 2
Apco Oil & Gas International Inc.

Public  Utility  Holding  Company  Act  of  1935,  Investment Company Act  of  1940,  Investment Advisers  Act of 1940, and Energy  Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accouuting and reporting  for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and  Conservation Act of 1975.  A summation of these definitions is included  as a portion of this letter.

We have also estimated the future net revenue  and discounted present value associated with these reserves  as of December  31, 2010, utilizing a scenario of non-escalated product  prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed  later in this report.  The  present value is presented  for  your  information  and should not be construed  as an estimate of the fair market value.

The results of our study  may be summarized as follows:

Non Escalated  Pricing Scenario.
Estimated Reserves and Future Net Income
Net to Apco Oil & Gas International Inc.
As of December 31,2010

	Estimated Net Reserve			Estimated Future Net Income ($1000)
Reserve Category	Oil MBbls	NGL MBbls	Gas MMCF	Undiscounted	Discounted(ii) 10%
TOTAL PROVED PROVED RESERVES
Producing	14,492.04	1.154.97	50,812.81	$605,325.27	$430,227.89

Behind Pipe	326.37	27.00	1 ,976.53	$12,589.26	$8,819.70

Shut-In	250.32	136.48	11,278.96	$25,789.26	$15,242.85

Undeveloped	9,722.52	658.21	38,871.98	$272,515.90	$131,584.81

Concession Expenses	0.00	0.00	0.00	$(113,251.60	$(77,721.9)

Concession Income	0.00	J 61.07	0.00	$2,509.74	$1.913.74

Concession Investment	0.00	0.00	0.00	$(18,143.96	$(16.268.12)

TOTAL PROVED	24,791.24	2,137.73	102,940.28	S787,333.88	$493,798.97

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 3
Apco Oil & Gas International Inc.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil.  Gas volumes are expressed in millions of  standard cubic feet  (MMSCF) at the  official temperature and pressure bases of the area wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter, along with summary onelines.

DISCUSSION:

The scope of this study was to review Apco's estimates of the proved reserves attributable to the interests of Apco in the subject concessions. Apco's combined direct and equity ownership position in the Neuquen Basin concessions of Agua Amargo, Bajada del Palo and Entre Lomas is 52.77% and remains constant throughout the life of the properties.  Apco's direst and equity ownership position in the Corion Amargo concession is 45.0% and also remains constant throughout the  life  of  the  properties.  Apco's ownership  position  in  the  Austral  Basin concessions of Angostura, Las Violetas and Rio Cullen is 25.72% and remains constant throughout the life of the properties.

The quantities presented herein are estimated reserves of oil, natural gas and LPG plant products that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.   Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to expiration of the tenn of the subject concession in which the undeveloped reserves have been identified.

DATA SOURCE

Basic well and field data used in the preparation of this report were fumished by Apco. Records as they pertain to factual matters such as the term of the concession, acreage controlled, physical limitations if any to the production and sale of products, programs for ongoing capital improvements and expansions, planned workovers of existing wells and even the abandonment of certain wells, were accepted  as presented. Well logs, the number and depths of wells, reservoir pressure and/or production history  were all provided by Apco to be utilized in the analysis of the properties.

Operating cost data were provided by Apco and utilized to estimate the direct cost of operation for each property or producing area. Costs are assigned to both individual producing oil and gas wells as well as the units of production, i.e., oil, gas and plant NGL products.  Development costs for new wells to be drilled, wells to be worked over to return intervals to production, costs to convert producing wells to water injection for use in secondary recovery, and anticipated costs to abandon wells were all provided by Apco and are reported to be based upon recent field activity.

No physical inspection of the properties was made nor any well tests conducted.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 4
Apco Oil & Gas International Inc.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, well test information when available was utilized in the evaluation. Geologic and seismic data were reviewed with Apco personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon the ultimate reserve potential of existing Apcc wells with consideration to recently completed wells, and their production histories as possible indication of potential drainage or changing structural position. The ultimate recoverable reserve potential of the various reservoirs was compared to the volumetric estimate of original hydrocarbons in place and the anticipated recovery efficiency.

Additional development potential was based upon geological interpretations and seismic indications of individual structures.Well spacing was based upon historical activity in the same reservoirs in nearby fields. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Apco due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 5
Apco Oil & Gas International Inc.

PRICING and COST PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Apco. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, natural gas liquids and natural gas is based upon the appropriate price in effect the first trading of each month during calendar 2010, and averaged for the year.

Neuquen Basin Concessions:

The average oil price as of the effective date varied for three of the concession areas within the Neuquen Basin. Each price was then adjusted to allow for a historical shrinkage of 0.956. The base price and resultant price per barrel of oil for each concession after the above adjustment is as follows:

Agua Armarga Concession:	Base Price: $53.52;	Adjusted Price: $52.02
Bajada del Palo Concession:	Base Price: $52.52;	Adjusted Price: $52.02
Entre Lomas Concession:	Base Price: $52.48;	Adjusted Price: $51.98

The average oil price as of the effective date for the Coiron Amargo Concession  has not been adjusted for historical considerations and is as follows:

Coiron Amargo Concession:	Base Price: $51.51

Natural Gas Liquids are sold to both the domestic and export market and a single price represents the sale of NGL's from the Neuquen Basin properties. The average price for 2010 was $294.73 per metric ton that equates to $25.12 per barrel of NGL.

The average gas price as of the effective date varied for each concession area within the Neuquen Basin. Each price was then adjusted to allow for the use of those volumes of gas consumed as fuel within each concession, as well as a commission that is paid for the facilitation of the actual sales. The base price and resultant price per MCF of gas for those concessions listed below after the above adjustments is as follows:

Agua Arrnarga Concession:	Base Price: $2.65;	Adjusted Price: $2.034

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 6
Apco Oil & Gas International Inc.

Bajada del Palo Concession:

Bajada del Palo Field:	Base Price: $1.85;	Adjusted Price: $1.014
Borde Montuoso Field:	Base Price: $0.84;	Adjusted Price: $0.946

Entre Lomas Concession:	Base Price: $1.85;	Adjusted Price: $1.014

There are currently no gas sales from the Coiron Amargo concession as all produced gas is being flared. However, capital expenditures are planned during 2011 for both oil and gas facilities such that gas sales are anticipated to begin in 2012. A price being received at the nearby Borde Montuoso Field has been used as an effective price for future sales from Coiron Amargo.

Coiron Amargo Concession:	Base Price: $0.84;	Adjusted Price: $0.946

The product prices for oil, gas and plant liquid products gas were held constant throughout the producing life of the properties. Prices for all reserves scheduled for initial production at some future date were esti mated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month, and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced, as well as per mcf of gas produced, are also included and are based upon Apco's historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

Austral Basin Concessions: Angostura, Las Violetas and Rio Cullen Concessions

The average price for oil and/or condensate as of the effective date was $49.66 per barrel or $60.09 per barrel with the Value Added tax (VAT) premium associated with the tax free zone included. This price applies to all oil and/or condensate volumes sold.

The average price in effect for NGL was $285.04 per metric ton that equates to $24.29 per barreL The price indicated includes export taxes and as such the VAT premium does not apply to the NGL sales.

Natural gas produced from the Austral Basin concession remains limited by the maximum treating capacity of the Rio Chico Plant. Additional investments are required to match the treating capacity to the dew point control capacity of the pipeline; however, the investments are currently not scheduled so that a ceiling on natural gas sales for the Las Violetas concession remains in etiect.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 7
Apco Oil & Gas International Inc.

The following represents the weighted average gas price to all customers, whether consumed on the Island of Tierra del Fuego or sold for consumption in continental Argentina. Adjustments are made for the caloric content of the gas, the volumes of gas consumed in the production operations and the Value Added Tax premium associated with the tax free zone that is included.

The average price utilized in the report for the sale of gas in 2010 is $1.80 per MCF including VAT and adjustments for the heating vaiue of the gas. This price also takes into consideration a downward adjustment for the percentage of gas consumed in operations. Over the next two years the price has been increased to reflect existing sale arrangements in both Tierra del Fuego and continental Argentina, resulting in an adjusted price of $1.96 for 2012 and $2.04 for 2013. This 2013 sales price is then held constant throughout the remaining term of the concessions.

The product prices for oil, gas and plant liquid products were held constant throughout the producing life of the properties. Prices for all proved reserves scheduled for initial production at some future date were estimated using this same price.

Operating costs have been designated as direct well operating expenses in cost per well per month , and are dependent upon the number of oil or gas wells actively in production. Additional unit costs per barrel of oil, plant products and total fluid produced. as well as per mcf of gas produced, are also included and are based upon Apco's historical cost of operations.

Certain fixed costs are expensed and the expansion and improvement of various facilities are capitalized along with specific investments. All operating costs were held constant through the producing life of the properties.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes, e.g. provincial production, export or others. Estimated future capital for development, workover and abandonment costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, federal income taxes or general administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties as detailed previously. Lease operating expense and/or capital costs for drilling and/or major workover expense were held constant throughout the remaining producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent. In this report the future net income is discounted at a primary rate of ten (10.0) percent per annum compounded monthly.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 8
Apco Oil & Gas International Inc.

GENERAL

Apco Oil & Gas International Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

Agua Amarga Concession

The current term of the Agua Amarga concession is scheduled to expire on October 28, 2034. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Bajada del Palo Concession

The current term of the Bajada del Palo concession is scheduled to expire on September 5, 2025. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Coiron Amargo Concession

The current term of the Coiron Amargo concession is scheduled to expire on December 31, 2035. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

Entre Lomas Concession

The Entre Lomas concession is located in two adjoining provinces of Argentina, Neuquen and Rio Negro. The term of the Neuquen province area was extended during 2009 and presently has an exploitation date of January 16, 2026. The properties in the Rio Negro area still have an exploitation term of January 16, 2016 and are under negotiation for a ten year extension, but it has not yet been approved.

In general terms, proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by the expiration date of the properties in each province.

Angostura. Las Violetas and Rio Cullen Concessions

The current development terms of the three concessions in Tierra del Fuego are all scheduled to expire on August 31, 2015. Proved reserves remaining as of the effective date of this report are only those hydrocarbon quantities anticipated to be recovered by that specific date.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

Total Estimated Reserves and Non Escalated	February 14, 2011
Future Net Revenue Remaining as of December 31, 2010	Page 9
Apco Oil & Gas International Inc.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Apco Oil & Gas International Inc. or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

Allen C. Barron, P. E.
President

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529